Exhibit 99.2
/ Slide 1 ASML 2010 First Quarter Results Sustained bookings indicate potential record revenues in 2010 April 14, 2010

/ Slide 2 Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

/ Slide 3 Agenda Business summary Market ASML business update Outlook and summary

/ Slide 4 Business summary

/ Slide 5 Q1 results - highlights Net sales of € 742 million, 34 systems shipped valued at € 632 million, service revenue at € 110 million Average selling price for new systems shipped is € 25.8 million Gross Margin of 40.3% Shipped 17 immersion systems Booked 50 systems, valued at € 1,004 million Backlog increased to € 2,170 million, 85 systems including 58 immersion tools with ASP of € 28.8 million for new tools Generated € 41 million cash from operations

/ Slide 6 2005 2006 2007 2008 2009 2010 Q1 685 629 949 919 183 742 Q2 763 942 930 844 277 Q3 533 958 934 697 555 Q4 548 1053 955 494 581 Total net sales M€ 2,529 3,582 3,768 Numbers have been rounded for readers' convenience. 2,954 1,596

/ Slide 7 Net system sales breakdown in value: Q1 2010 Memory Foundry IDM R&D East 78 21 1 West North End-use Foundry 21% Numbers have been rounded for readers' convenience Technology ArF immersion 83% ArF dry 5% Taiwan Korea U.S.A Japan Singapore China Stp 34 54 5 4 2 1 West North USA 5% Korea 54% Sales in Units Region Singapore 2% Taiwan 34% Memory 78% IDM 1% Japan 4% KrF 11% I-line 1% China 1% ArF immersion KrF ArF dry I line East 83 11 5 1 West North

/ Slide 8 Consolidated statements of operations M€ Numbers have been rounded for readers' convenience. Numbers have been adjusted for consolidation of variable interest entity

/ Slide 9 Key financial trends 2009 - 2010 Consolidated statements of operations M€ Numbers have been rounded for readers' convenience. Numbers have been adjusted for consolidation of variable interest entity

/ Slide 10 Cash flow M€ Numbers have been rounded for readers' convenience. Numbers have been adjusted for consolidation of variable interest entity

/ Slide 11 Balance sheet as of March 28, 2010 M€ Numbers have been rounded for readers' convenience. Numbers have been adjusted for consolidation of variable interest entity

/ Slide 12 76% of backlog or € 1,654 million system sales carry shipment dates in the next 6 months Booked 33 new tools at € 930 million, 17 used at € 74 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period Numbers have been rounded for readers' convenience Backlog as of March 28, 2010

/ Slide 13 Backlog: value and litho units Backlog Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Jul 09 Oct 09 Jan 10 Apr 10 Backlog value 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 1064 1356 1853 2170 Systems 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 41 38 43 54 69 85 Backlog units

/ Slide 14 Korea Taiwan USA Japan Singapore Europe China 23 31 19 11 6 3 7 immersion KrF 1-line ArF dry 89 9 1 1 Backlog in value per March 28, 2010 Total value M€ 2,170 Technology ArF immersion 89% KrF 9% i-line 1% Region USA 19% Taiwan 31% Korea 23% Europe 3% Japan 11% End-use Memory 75% IDM 14% Foundry 11% Numbers have been rounded for readers' convenience Singapore 6% 51% NXT 38% XT China 7% ArF 1%

/ Slide 15 foundry idm memory 30 22 48 Bookings activity by sector - total value M€ 1,004 Q1 bookings are driven by DRAM with NAND order activity starting Foundry and IDM's ordering for capacity expansion foundry idm memory 14 7 79 Bookings in value Bookings in units IDM 7% Foundry 14% Memory 79% IDM 22% Foundry 30% Memory 48%

/ Slide 16 Market

/ Slide 17 Semiconductor revenue outlook increases 21% revenue growth, 15% IC unit growth* Sources: See chart (03/2010) *IC unit growth is average based on multiple industry analysts 2010 Semiconductor revenue growth forecast over time 0% 5% 10% 15% 20% 25% 30% Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09 Jul-09 Aug-09 Sep-09 Oct-09 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Sep-10 Oct-10 Nov-10 Dec-10 YoY Semiconductor revenue growth [%] Future Horizons SIA Semico Dataquest IC Insights WSTS iSuppli VLSI Research AVERAGE

/ Slide 18 IC inventories appear under control as measured by days of inventory Source: VLSI Research, WSTS, ASML Last data point: February 2010

/ Slide 19 Wafer Output [300 mm equiv. KWSM] By end 2010 memory output capacity is estimated to be more than 10% below peak capacity of 2008 Source: ASML Marketing (9/09) 0 200 400 600 800 1000 1200 1400 1600 1800 2000 2200 2400 2600 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2007 2008 2009 2010 Memory WW wafer output split by wafer size and node Starts / Month [300mm equiv. KWspM] Strong Capacity Add 6x & 5x Conversion 300mm utilisation & fab closures 200mm retirement ^ 200mm (including 9xnm and 8x nm) ^ 300mm including(7x nm- 2x nm) Immersion for 5x, 4x & 3x conversion Estimate

/ Slide 20 Sector growth summary DRAM Significant new immersion lithography tools required as immersion layers increase from node to node which will continue in 2011 DRAM unit growth forecasted by analysts at 16%, bit growth at 50% primarily met by shrink NAND Immersion demand ramping in Q3 and Q4 due to requirements of new nodes in addition to initial wafer capacity expansion NAND unit growth forecasted by analysts at 20%, bit growth at 75% primarily met by shrink LOGIC Immersion capacity ramping due to increased number of immersion layers required by 40 nm processing Logic IC unit growth expected at 13% by analysts

/ Slide 21 ASML business update

/ Slide 22 TWINSCAN NXT moving to volume chip manufacturing TWINSCAN NXTs have been shipped to several customers for volume semiconductor production in Q2 2010 Proven industry leading performance of CD imaging uniformity well below 1 nm and overlay of less than 2 nm Booked 14 systems in Q1 Backlog 28 systems end Q1 Shipped 9 systems to date TWINSCAN NXT shipment level moving to 11 systems in Q2 and increasing in following quarters

/ Slide 23 EUV - next generation lithography First NXE:3100 systems planned to ship in H2 2010 6th order received confirms appetite from all semiconductor sectors

/ Slide 24 Outlook and summary

/ Slide 25 Q2 2010 outlook Net sales expected around € 1 billion Gross margin expected of about 42% in Q2 R&D is expected at € 125 million net of credits SG&A is expected at € 42 million Q2 bookings are expected at similar level as in Q1 2010 We expect this cycle to be sustained by the normal technology transitions of the early adopters, the subsequent technology conversions by second tier DRAM makers, the next Flash memory upgrade cycle anticipated for Q2 2010, as well as Foundry's structural capacity build at advanced nodes At current rate, WW litho systems sold in 2010 will be adding approx. 15% IC unit production capacity to the market. This controlled capacity increase supports the possibility of sustained growth in 2011 if IC unit growth continues per historical trend ASML on track to surpass our 2007 revenue peak of € 3.8 billion in 2010

/ Slide 26